UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Publicly Held Company with Authorized Capital

Tax ID 06.057.223/0001-71

NIRE 3330027290-9

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON APRIL 25, 2025

1. Date, Time and Place: On April 25, 2025, at 6:00 p.m., the meeting was held at the headquarters of Sendas Distribuidora S.A. (“Company”), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, nº 6.000, Lote 2, Pal 48959, Anexo A, Jacarepaguá, ZIP Code 22775-00.

2. Call and Attendance: Call notice was waived, given the presence of all members of the Board of Directors.

3. Board: Chairman: Oscar de Paula Bernardes Neto; Secretary: Tamara Rafiq Nahuz.

4. Agenda: Analysis and election of the members of the Advisory Committees of the Company's Board of Directors.

5. Resolutions: The members of the Board of Directors resolved, unanimously and without reservations, on the election of the members of the Advisory Committees of the Company's Board of Directors, with unified terms of office for all members ending at the first Board of Directors meeting to be held after the Annual Ordinary General Meeting that will resolve on the financial statements for the fiscal year ending on December 31, 2026, as follows:

(i)                 Human Resources, Culture and Compensation Committee: (a) Leila Abraham Loria, Brazilian citizen, married, businesswoman, holder of Identity Card RG No. 31645393 IFP/RJ, registered with the CPF/MF under No. 375.862.707-91, with business address at Avenida Aricanduva, no. 5.555, Jardim Marília, City of São Paulo, State of São Paulo, Zip Code 035230-20, for the position of Coordinator; (b) Júlio Cesar de Queiroz Campos, Brazilian citizen, married, engineer and businessman, holder of Identity Card RG No. 31645393 IFP/RJ, registered with the CPF/MF under No. 375.862.707-91, with business address at Avenida Aricanduva, no. 5.555, Jardim Marília, City of São Paulo, State of São Paulo, Zip Code 035230-20, for the position of member; and (c) José Roberto Meister Müssnich, Brazilian citizen, married, businessman, holder of Identity Card RG No. 20.048.723-35 SSP/RS, registered with the CPF/MF under No. 164.206.830-68, with business address at Avenida Aricanduva, no. 5.555, Jardim Marília, City of São Paulo, State of São Paulo, Zip Code 035230-20, for the position of member.

(ii)              Corporate Governance, Sustainability and Nomination Committee: (a) Júlio Cesar de Queiroz Campos, above qualified, for the position of Coordinator; (b) Leila Abraham Loria: above qualified, for the position of member; and (c) Oscar de Paula Bernardes Neto, Brazilian citizen, married, chemical engineer, holder of Identity Card RG no. 7158672 SSP/SP, registered with the CPF/MF under no 037.057.307-20, with business address at Avenida Aricanduva, no. 5.555, Jardim Marília, City of São Paulo, State of São Paulo, Zip Code 035230-20, for the position of member.

(iii)            Financial and Investment Committee: (a) Miguel Maia Mickelberg, Brazilian citizen, married, economist, holder of Identity Card RG No. 62680742-6 SSP/SP, registered with the CPF/MF under No. 006.105.080-67, with business address at Avenida Aricanduva, no. 5.555, Jardim Marília, City of São Paulo, State of São Paulo, Zip Code 035230-20, for the position of Coordinator; (b) Enéas Cesar Pestana Neto, Brazilian citizen, under stable union, businessman, holder of Identity Card RG No. 11.383.698-3, registered with the CPF/MF under No. 023.327.978-40, with business address at Avenida Aricanduva, no. 5.555, Jardim Marília, City of São Paulo, State of São Paulo, Zip Code 035230-20, for the position of member; and (c) José Roberto Meister Müssnich, above qualified, for the position of member.

(iv)             Audit Committee: (a) Enéas Cesar Pestana Neto, above qualified, for the position of Coordinator; (b) Heraldo Gilberto de Oliveira, Brazilian citizen, married, businessman, holder of Identity Card RG No. 37.402.930-1 SSP/SP, registered with the CPF/MF under No. 454.094.479-72, with business address at Rua Bandeira Paulista, No. 104, ap. 181, City of São Paulo, State of São Paulo, Zip Code 045320-02, for the position of member, in compliance with the requirement of recognized expertise in corporate accounting, as set forth in Article 31-C, paragraph 5 of CVM Resolution No. 23, dated as of February 25, 2021, and Article 22, item v, b of the Novo Mercado Regulation; (c) Miguel Maia Mickelberg, above qualified, for the position of member; and (d) Guillermo Oscar Braunbeck: naturalized Brazilian citizen, single, accountant, holder of Identity Card RG No. 15.225.773-1 SSP/SP, registered with the CPF/MF under No. 106.627.498-39, with business address at Av. Professor Luciano Gualberto, 908, Ed. FEA 3, Butantã, City of São Paulo, State of São Paulo, Zip Code 055080-10, for the position of member.

6.       Approval and signature of these minutes: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed, and these minutes were read and agreed. Rio de Janeiro, April 25, 2025. Chairman: Mr. Oscar de Paula Bernardes Neto; Secretary: Mrs. Tamara Rafiq Nahuz. Attending Members of the Board of Directors: Messrs. Belmiro de Figueiredo Gomes, Enéas Cesar Pestana Neto, José Roberto Meister Müssnich, Júlio Cesar de Queiroz Campos, Leila Abraham Loria, Miguel Maia Mickelberg, and Oscar de Paula Bernardes Neto.

Rio de Janeiro, April 25, 2025.

__________________________________ Tamara Rafiq Nahuz Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2025

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.